Exhibit 5.1

October 28, 2015

Dollar Tree, Inc.
500 Volvo Parkway
Chesapeake, Virginia 23320

Re: 3,429,568 Shares of Common Stock of Dollar Tree, Inc. offered pursuant to the Dollar Tree, Inc. 2015 Employee Stock Purchase Plan

Ladies and Gentlemen:

I am the Chief Legal Officer of Dollar Tree, Inc., a Virginia corporation (the “Company”), and am delivering this opinion in connection with the Company’s Registration Statement on Form S-8 (the “Registration Statement”) filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the registration of 3,429,568 shares (the “Shares”) of the Company’s Common Stock, par value $0.01 per share, issuable pursuant to the Company’s 2015 Employee Stock Purchase Plan (the “Plan”).

I have examined originals or copies of such documents, corporate records and other instruments as I have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, I am of the opinion that the Shares have been duly authorized and, when and to the extent issued in accordance with the Plan, will be validly issued, fully paid and non-assessable.

I am licensed to practice law in the Commonwealth of Virginia, and the foregoing opinion is limited to the laws of such state, the federal laws of the United States of America and the General Corporation Law of the Commonwealth of Virginia.

I consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ William A. Old, Jr.

William A. Old, Jr., Esq.
Chief Legal Officer and Corporate Secretary